Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Six months ended June 30,	2011
Earnings:
Income from continuing operations before income taxes	$1,022
Noncontrolling interests' share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(82)
Fixed charges added to earnings	290
Distributed income of less than 50 percent-owned persons	55
Amortization of capitalized interest:
Consolidated	21
Proportionate share of 50 percent-owned persons	—

Total earnings	$1,306

Fixed Charges:
Interest expense:
Consolidated	$274
Proportionate share of 50 percent-owned persons	—

$274

Amount representative of the interest factor in rents:
Consolidated	$16
Proportionate share of 50 percent-owned persons	—

$16

Fixed charges added to earnings	$290

Interest capitalized:
Consolidated	$57
Proportionate share of 50 percent-owned persons	—

$57

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$347

Ratio of earnings to fixed charges	3.8